Exhibit 99.3

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

Form of Proxy - Annual General and Special Meeting to be held on December 15, 2016

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy
1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 10:30 am, Eastern Time, on December 13, 2016.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-732-VOTE (8683) Toll Free	• Smartphone? Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

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Appointment of Proxyholder
I/We being holder(s) of DHX Media Ltd. (the “Company”) hereby appoint: Michael Donovan, Executive Chair, or failing him, Dana Landry, Chief Executive Officer	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

As my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of DHX Media Ltd. to be held at the Omni King Edward Hotel, 37 King Street East, Toronto, Ontario M5C 1E9, on December 15, 2016 at 10:30 a.m., and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors
	For	Withhold		For	Withhold		For	Withhold

01. Elizabeth Beale	☐	☐	02. David Colville	☐	☐	03. Michael Donovan	☐	☐

04. Deborah Drisdell	☐	☐	05. Dana Landry	☐	☐	06. Geoffrey Machum	☐	☐

07. Robert Sobey	☐	☐	08. Catherine Tait	☐	☐	09. Donald Wright	☐	☐

							For	Withhold

2. Appointment of Auditors							☐	☐
To re-appoint PricewaterhouseCoopers LLP as Auditors of the Company for the ensuing year and authorize the board of directors to fix the Auditors’ remuneration.

							For	Against

3. Stock Option Plan							☐	☐
To pass the resolution set forth in Appendix “A” of the Company’s management information circular dated November 18, 2016 approving amendments to, and unallocated options under, the Company’s stock option plan.

4. Declaration of Status

The undersigned certifies that it has made reasonable inquiries as to the Canadian(1) status of the registered holder and /or the beneficial owner of the shares represented by this proxy/VIF and has read the management information circular enclosed with this form of proxy/VIF and the definitions set forth below so as to make an accurate Declaration of Status.

CANADIAN - The undersigned hereby certifies that the shares represented by this proxy/VIF are owned and controlled by a Canadian.							☐

OR

NON-CANADIAN - The undersigned hereby certifies that the shares represented by this proxy/VIF are owned and controlled by a non-Canadian.							☐

Definitions:

(1)

“Canadian” includes, among other persons, Canadian citizens who are ordinarily resident in Canada, certain permanent residents of Canada and corporations incorporated in a Canadian jurisdiction whose Chief Executive Officer and 80% of its directors are Canadians and for which Canadians beneficially own and control not less than 80 per cent of all the issued and outstanding voting shares of the corporation and not less than 80 per cent of the votes. Control for this purpose means any form of control in fact. Reference should be made to the Direction to the CRTC (Ineligibility of Non-Canadians) (SOR/97-192) made under the Broadcasting Act (Canada) for the particulars of the definition of “Canadian” and other applicable definitions.

Authorized Signature(s) - This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.		MM / DD / YY

Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Information Circular - Mark this box if you would like to receive the Information Circular by mail for the next securityholders’ meeting.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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